Exhibit 99.1

NEWS RELEASE

April 16, 2024	Release 07-2024

WESTERN COPPER AND GOLD ANNOUNCES UPSIZE IN BOUGHT DEAL

PUBLIC OFFERING TO $40 MILLION

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX: WRN; NYSE American: WRN) is pleased to announce that it has entered into an amended agreement with Eight Capital, on behalf of a syndicate of underwriters (the “Underwriters”) under which the Underwriters have agreed to buy from the Company, on a bought deal basis, 21,055,000 common shares of the Company (the “Common Shares”) at a price of $1.90 per Common Share for gross proceeds of $40,004,500 (the “Offering”). The Company has granted the Underwriters an over-allotment option to purchase up to an additional 3,158,250 Common Shares, representing 15% of the Offering, to cover over-allotments, if any, and for market stabilization purposes, exercisable at any time up to 30 days after the closing of the Offering.

The net proceeds from the sale of the Common Shares are expected to be used to advance permitting and engineering activity at the Company’s Casino Project in the Yukon and for general corporate and working capital purposes.

The Offering will be made by way of a short form prospectus (together with any amendments thereto, the “Prospectus”) filed in all of the provinces of Canada, except Québec, and in the United States pursuant to a prospectus filed as part of a registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”) under the Canada/U.S. multi-jurisdictional disclosure system. The Prospectus and the Registration Statement are subject to completion and amendment. Such documents contain important information about the Offering. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Registration Statement relating to the Common Shares has been filed with the United States Securities and Exchange Commission but has not yet become effective. The Common Shares to be sold pursuant to the Offering described in this news release may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Before readers invest, they should read the Prospectus in the Registration Statement and other documents the Company has filed with Canadian regulatory authorities and the United States Securities and Exchange Commission for more complete information about the Company and the Offering. The Prospectus is available on SEDAR+ at www.sedarplus.ca. The Registration Statement is available on EDGAR at www.sec.gov. Alternatively, the Prospectus and the Registration Statement may be obtained, for free upon request, from Enoch Lee at 100 Adelaide Street West, Suite 2900, Toronto, Ontario, Canada M4H 1S3.

The Offering is expected to close on or about April 30, 2024 and is subject to the Company receiving all necessary regulatory approvals, including that of the Toronto Stock Exchange and the NYSE American LLC.

TSX: WRN

NYSE American: WRN

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada’s premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino Project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Sandeep Singh”

Sandeep Singh

Chief Executive Officer

Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning the use of proceeds from the Offering, the necessary regulatory approvals required for the Offering being received and the expected closing date of the Offering. Statements that are not historical fact are “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking statements”). Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The material factors or assumptions used to develop forward-looking statements include, but are not limited to, the assumptions that all regulatory approvals of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be satisfied in a timely manner; and that market or business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient capital in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.